Exhibit 99.1

Golden Star Reports Remaining High Grade In-Fill Drilling Results from Wassa Underground Gold Mine

Results Include 30.2 Metres Grading 15.3 Grams Per Tonne of Gold

TORONTO, March 6, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to report the remaining results from the in-fill drilling program at its Wassa Underground Gold Mine ("Wassa Underground") in Ghana.

The program targeted the high grade B Shoot zone of Wassa Underground, focusing on the areas that are expected to be mined with transverse stoping (the "2016 B Shoot transverse stope drilling program").

HIGHLIGHTS:

•	Assay results for the remaining 15 diamond drill ("DD") holes from the 2016 B Shoot transverse stope drilling program have been received
•	Significant intercepts included:
•	30.2 metres ("m") grading 15.3 grams per tonne ("g/t") of gold ("Au") from 270.0m in hole BS16DD013, including:
•	4.6m grading 41.2g/t Au from 276.2m
•	10.1m grading 21.8g/t Au from 286.2m
•	24.5m grading 12.1g/t Au from 280.0m in hole BS16DD021, including:
•	5.5m grading 30.0g/t Au from 300.0m
•	25.2m grading 6.4g/t Au from 245.7m in hole BS16DD023, including:
•	3.6m grading 10.5 g/t Au from 249.7m
•	0.9m grading 65.5 g/t Au from 262.5m
•	These results confirm the high grade nature and continuity of gold mineralization within the B Shoot transverse stoping areas
•	Exploration strategy update is expected to be released later in the first quarter of 2017

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"This drilling program was designed to test the first B Shoot transverse stopes, which we expect to begin mining in the third quarter of this year.  As well as confirming the high grade nature and continuity of the B Shoot, the results from the most Northern holes of this program suggest that the high grade zones continue up plunge to the North.  As part of the design update work, which will be conducted with this new drilling data, we will assess the viability of adding additional stopes to the North of the current mine plan with the intention of increasing Wassa Underground's Mineral Reserves."

Drilling Results

During the second half of 2016 Golden Star conducted an in-fill drilling program to further delineate the first planned transverse stoping areas of the B Shoot zone.  In December 2016, Golden Star reported the first nine holes of this program and the results of the remaining 15 holes have now been received.  They continue to confirm the wide zones of high grade gold mineralization in this area.  This program has also defined the contacts and geometry of the high grade zones so that detailed mining plans and schedules can be assembled in advance of mining.

In addition, the drilling targeted gaps in the existing planned stopes to determine whether continuity between areas of higher grade mineralization exists.  The results of the most Northern holes from this program indicated that the ore body is open to the North and, therefore, Golden Star will be evaluating the viability of adding additional stopes to the mine plan in this area.

The full set of results is listed in Appendix A and includes several compelling intercepts, as set out below.  A long section showing the location of the drill holes is available at: http://www.gsr.com/operations/wassa/wassa-main/

Significant intercepts from Wassa Underground

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	True Width (m)	Grade (Au g/t)
BS16DD013	78.0	-79.0	270.0	303.1	33.1	30.2	15.3
	Including		276.2	281.2	5.0	4.6	41.2
	Including		286.2	297.3	11.1	10.1	21.8
BS16DD014	74.0	-82.5	281.0	325.3	44.3	39.3	3.1
BS16DD015A	94.8	-83.4	238.0	263.0	25.0	22.0	4.4
BS16DD015A	76.5	-84.6	305.0	317.0	12.0	10.4	12.2
	Including		309.0	316.0	7.0	6.1	18.6
BS16DD021	84.9	-79.6	280.0	307.0	27.0	24.5	12.1
	Including		300.0	306.0	6.0	5.5	30.0
BS16DD023	86.5	-79.5	192.2	210.8	18.6	16.9	3.5
	Including		207.2	208.2	1.0	0.9	24.1
BS16DD023	79.4	-80.2	245.7	273.6	27.9	25.2	6.4
	Including		249.7	253.7	4.0	3.6	10.5
	Including		262.5	263.5	1.0	0.9	65.5

Next Key Milestones

Golden Star expects to announce its exploration strategy for 2017 later in the first quarter of 2017.

APPENDIX A

Full set of remaining 15 DD results from Wassa Underground

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	True Width (m)	Grade (Au g/t)
BS16DD001E	83.6	-70.5	59.0	62.0	3.0	2.9	1.9
BS16DD001E	84.0	-71.3	174.0	178.0	4.0	3.8	5.5
BS16DD001E	85.5	-71.5	193.0	196.0	3.0	2.9	24.9
BS16DD001E	85.5	-71.5	214.2	231.6	17.4	16.7	2.1
BS16DD002	88.5	-66.2	57.0	65.0	8.0	7.8	13.9
BS16DD003	85.8	-62.8	179.5	184.5	5.0	5.0	15.0
BS16DD004	85.9	-77.7	235.4	245.4	10.0	9.2	4.7
BS16DD004	82.8	-77.8	278.8	280.8	2.0	1.8	4.7
BS16DD004	85.5	-77.7	322.6	341.3	18.7	17.3	4.3
BS16DD004	Including		333.0	341.3	8.3	7.7	8.3
BS16DD005A	82.0	-78.8	238.0	248.5	10.5	9.6	3.6
BS16DD005A	81.2	-78.0	282.3	288.3	6.0	5.5	4.0
BS16DD006	90.5	-74.2	275.0	280.0	5.0	4.7	3.3
BS16DD006	89.5	-74.2	309.0	315.0	6.0	5.7	2.0
BS16DD007	359.0	-87.1	230.0	248.0	18.0	15.2	3.2
BS16DD007	349.0	-85.7	279.0	285.0	6.0	5.2	1.0
BS16DD007	346.2	-85.2	315.7	318.7	3.0	2.6	6.8
BS16DD007	348.8	-85.0	352.0	357.0	5.0	4.3	2.5
BS16DD008	76.7	-78.0	264.0	271.0	7.0	6.4	5.3
BS16DD008	75.0	-78.1	278.0	304.0	26.0	23.9	3.5
BS16DD008	Including		286.0	295.0	9.0	8.3	5.3
BS16DD009	77.9	-83.1	275.6	280.8	5.2	4.6	1.9
BS16DD009	68.8	-83.1	296.8	328.5	31.7	28.0	23.8
BS16DD009	Including		296.8	302.8	6.0	5.3	6.7
BS16DD009	Including		306.1	317.9	11.8	10.4	40.1
BS16DD009	Including		322.5	328.5	6.0	5.3	39.5
BS16DD009	75.0	-83.1	337.5	344.5	7.0	6.2	4.2
BS16DD010A	68.2	-85.4	196.0	210.0	14.0	12.1	3.9
BS16DD010A	62.8	-85.0	233.2	235.2	2.0	1.7	6.6
BS16DD010A	58.5	-85.1	252.0	272.0	20.0	17.3	2.6
BS16DD010A	49.4	-85.0	316.6	328.8	12.2	10.6	5.7
	Including		316.6	321.6	5.0	4.3	9.3
BS16DD010A	49.4	-84.9	334.4	344.4	10.0	8.7	4.3
BS16DD011	13.2	-87.5	195.0	204.0	9.0	7.6	4.0
BS16DD011	349.4	-85.2	277.0	288.2	11.2	9.7	2.6
BS16DD011	347.8	-84.5	329.0	339.0	10.0	8.7	9.9
	Including		335.0	337.0	2.0	1.7	41.5
BS16DD012A	90.8	-77.3	275.0	278.0	3.0	2.8	4.9
BS16DD012A	92.6	-77.6	308.8	313.0	4.2	3.9	3.9
BS16DD012A	92.6	-78.0	335.0	345.1	10.1	9.3	6.2
	Including		338.0	341.0	3.0	2.8	17.4
BS16DD013	80.2	-79.5	194.0	198.0	4.0	3.6	3.7
BS16DD013	78.0	-79.0	270.0	303.1	33.1	30.2	15.3
	Including		276.2	281.2	5.0	4.6	41.2
	Including		286.2	297.3	11.1	10.1	21.8
BS16DD014	83.4	-82.1	235.9	241.0	5.1	4.5	3.7
BS16DD014	74.0	-82.5	281.0	325.3	44.3	39.3	3.1
BS16DD015A	92.4	-83.2	184.6	189.6	5.0	4.4	2.8
BS16DD015A	94.8	-83.4	238.0	263.0	25.0	22.0	4.4
BS16DD015A	76.5	-84.6	305.0	317.0	12.0	10.4	12.2
	Including		309.0	316.0	7.0	6.1	18.6
BS16DD016	81.6	-76.2	228.9	233.9	5.0	4.7	9.3
	Including		229.9	231.9	2.0	1.9	20.5
BS16DD016	77.2	-76.3	244.0	245.0	1.0	0.9	38.7
BS16DD016	81.1	-80.6	341.0	353.0	12.0	10.8	1.7
BS16DD017	93.2	-81.1	251.0	261.0	10.0	9.0	8.7
BS16DD017	93.2	-81.2	274.5	280.4	5.9	5.3	4.3
BS16DD017	88.8	-81.2	284.3	287.3	3.0	2.7	4.7
BS16DD018	86.4	-78.8	284.8	286.8	2.0	1.8	10.6
BS16DD018	84.0	-78.8	333.8	342.8	9.0	8.2	4.2
BS16DD019	98.2	-69.9	233.2	235.0	1.8	1.7	3.0
BS16DD020	88.3	-77.8	274.7	279.7	5.0	4.6	5.0
BS16DD021	84.9	-79.6	280.0	307.0	27.0	24.5	12.1
	Including		300.0	306.0	6.0	5.5	30.0
BS16DD022	80.1	-79.1	280.4	285.3	4.9	4.5	5.3
BS16DD022	80.2	-79.0	331.0	338.0	7.0	6.4	2.8
BS16DD023	86.5	-79.5	192.2	210.8	18.6	16.9	3.5
	Including		207.2	208.2	1.0	0.9	24.1
BS16DD023	79.4	-80.2	245.7	273.6	27.9	25.2	6.4
	Including		249.7	253.7	4.0	3.6	10.5
	Including		262.5	263.5	1.0	0.9	65.5
BS16DD024	84.4	-83.8	230.5	237.5	7.0	6.1	8.5
BS16DD024	81.5	-83.8	282.5	285.5	3.0	2.6	6.9

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include; the timing for releasing the exploration strategy for 2017; the timing of the commencement of transverse stoping of the B Shoot; the impact of future B Shoot drilling programs on Wassa Underground planned stopes; the ability to increase Wassa Underground's Mineral Resources; the wide, high grade zones of gold mineralization at Wassa Underground; the viability of adding additional stopes to the mine plan; 2017 gold production and cash operating costs; and the ability to mine and access B Shoot zone grades and thicknesses by way of underground mining. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company's Annual Information Form for the year ended December 31, 2015 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

SOURCE Golden Star Resources Ltd.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/06/c3657.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 06-MAR-17